Filed by Equifax Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

smartGROWTH

Forward-Looking Statements Relating to Equifax Statements in this press release that relate to Equifax’s or TALX’s future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the possibility that there are unexpected delays in obtaining regulatory approvals; (2) the failure to obtain approval of TALX’s shareholders; (3) actions that may be taken by the competitors, customers and suppliers of Equifax or TALX that may cause the transaction to be delayed or not completed; (4) the possibility that the revenues, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) that competitors’ pricing, marketing programs, product bundling, new product introductions or other activities will negatively impact sales; (6) that Equifax may require additional capital to conduct its post-merger share repurchases and may not be able to raise sufficient capital, on favorable terms or at all, for its needs following the acquisition; (7) the credit ratings of the combined company may be different from Equifax’s expectation; (8) the amount and timing of share repurchases undertaken by Equifax may be different than Equifax’s expectations; (9) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (10) the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined entity’s assets and earnings; (11) unexpected variations in market growth and demand for the combined company’s products (in the mixes available) and technologies; (12) potential constraints on the ability to develop, launch and ramp new products on a timely basis; and (13) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to TALX’s shareholders and in Equifax’s and TALX’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in Equifax’s Form 10-Q for the fiscal quarter ended September 30, 2006 and Form 10-K for the fiscal year ended December 31, 2005, and “Risk Factors” in TALX’s Form 10-K for the fiscal year ended March 31, 2006 and Form 10-Q for the fiscal quarter ended June 30, 2006. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made. Refer to slide 17 for caution regarding TALX Forward-Looking Statements.

Additional Information and Where to Find It In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com). Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Transaction Highlights Equifax to acquire TALX Corporation for combination of cash and stock representing total consideration of approximately $1.4 billion, including assumption of debt Strongly aligns with Equifax growth strategy and vision TALX expected to continue to provide double digit growth in revenue and operating earnings Enhances Equifax growth profile for both revenue and earnings (estimated 1% increase in revenue growth rate and 1-2% on earnings adjusted for acquisition-related expenses and amortization (“cash EPS”)) Acquisition expected to be accretive to Equifax cash EPS by $0.04 to $0.07 per share in 2008 and accelerating beyond Represents purchase price multiple of ~11x estimated CY’07 EBITDA (pro forma for synergy opportunities) TALX Chairman and CEO William Canfield will continue to lead TALX as a fifth business unit and join Equifax Board of Directors

Transaction Overview Combination of cash and stock Equifax will acquire TALX Corporation in a combination of cash and stock 25% of TALX shares to be acquired for $35.50 in cash 75% of TALX shares to be acquired via fixed exchange ratio of 0.861 Equifax shares per TALX share TALX shareholders have right to elect cash vs stock, subject to pro-ration to maintain 75%/25% split Subsequent share repurchase Equifax will issue 22M shares in conjunction with acquisition Equifax subsequently intends to repurchase approximately $700M, or 75% of equity issued, through open market and privately negotiated share repurchases At conclusion, Equifax will have $200M of additional equity from the transaction Customary closing conditions Both Boards have approved transaction Requires TALX shareholder and regulatory approvals Expected to close late second or early third quarter

TALX Overview TALX is a leading provider of automated income and employment verification solutions. The Company holds a leadership position in HR and payroll-related transactions, outsourced services and unemployment tax management. Provides over 9,000 clients, including three fourths of Fortune 500 companies, with services focused in three employment-related areas: The Work Number – Unique database used for employment and income verification Tax Management Services – Assists companies process unemployment claims and manage employment tax credits Talent Management Services – Pre-employment screening and talent management services

Pre-employment screening and talent assessment services TALX Business Segments The Work Number Services Tax Management Services Talent Management Services Target Financial Characteristics (FY 2007E) FY 2006 Rev: $91MM FY 2004-06 Rev CAGR: 40% Gross Profit: $70MM (77% margin) Description Unique database used for employment and income verification Operating Characteristics Organic growth driven by expansion of database Transaction or monthly subscription based revenue Market leader The Work Number Services Tax Management Services Talent Management Services TALX Corporation Financial Characteristics (FY 2007E) Financial Characteristics Description Operating Characteristics Helps companies process unemployment claims and manage unemployment tax credits Grown through acquisitions and organic expansion Multi-year contracts Entered segment via acquisition of PAN (Performance Assessment Network) in 4/06 Administers pre-employment screening Utilizes a network of 3rd party testing centers FY 2006 Rev: $114MM FY 2004-06 Rev CAGR: 25% Gross Profit: $59MM (52% margin) FY 2006 Rev: $25MM* * Revenue prior to acquisition by TALX

The Work Number Verification Process Employers Send payroll data (usually every pay period) Database Stores and secures the data Web Site Provides access to the data Verifiers Use the data to approve mortgages loans and benefit applications IVR 1-800-367-5690 www.TheWorkNumber.com eIntegration Option Mortgage Bankers & Brokers Pre-Employment Screeners Consumer Finance Companies Property Management Companies Social Services Agencies 142M records

* Operating Income margin adjusted to exclude SEC settlement charge of $2.5MM Consistently Strong Financial Performance TALX Financial Performance 27% Revenue CAGR $124 $158 $207 $257 17% 21% 27% 27% 0 50 100 150 200 250 300 FYE 3/04 FYE 3/05 * FYE 3/06 LTM 12/06 0.05 0.1 0.15 0.2 0.25 0.3 0.35 0.4 Revenue ($MM) Operating Income Margin

Summary Financial Performance ($ millions) 2006A 2006A Revenue $1,546.3 $256.8 7.1% 32.8% Operating Income $451.5* $68.3 29.2% 26.6% Net Income $260.5* $33.2 EPS $2.01* $0.99 *Income from continuing operations, excluding charge related to organizational realignment and certain litigation and tax matters. See Note A to Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Financial Measures (Unaudited) in Equifax's Form 8-K filed with the SEC on Jan. 31, 2007. Equifax 12 Months Ended December 31 TALX 12 Months Ended December 31 % margin % growth

Equifax Vision To be the trusted provider of information solutions that empower our customers to make critical decisions with greater confidence.

Today’s Markets Existing data/ capabilities to new markets (e.g., healthcare, collections) Expanded data/capabilities to existing markets (e.g., fraud, employment) Today’s Data and Capabilities New Markets with New Data and Capabilities Aligned with Equifax Growth Priorities “Expand into new data sources and markets” “Win in the commercial market” “Expand globally” From Equifax Investor Day presentation, 9/8/06

Compelling Strategic Rationale Complementary fit with Equifax’s strategic competencies of: Unique, proprietary data management Leveraging analytics and technology to provide customer solutions Transaction-based business model TALX solutions broaden Equifax’s core offerings: Overlapping customer markets New revenue opportunities International opportunities Differentiation from the competition Increase overall revenue and earnings growth Diversifies data, revenue and profitability sources

Complementary Business Models Both companies are trusted providers of information solutions that empower our customers to make critical decisions with greater confidence.   Ability to market data multiple times   Leading market position  International presence   Superior, high value technology   Highly recurring, transaction based revenues   Strong franchise and excellent reputation   Unique product solutions TALX Equifax

TALX Would Become Fifth Business Unit Rick Smith CEO $1,803MM US Consumer Information Systems $968MM North America Commercial Solutions $49MM International $403MM North America Personal Solutions $126MM TALX $257MM Values represent calendar 2006 revenue

Accretive to Equifax Long-Term Growth and Earnings Revenue Growth 7-10% 8-11% Cash EPS Growth 9-11% 10-13% Cash EPS Impact Accretive by $0.04 - $0.07 per share in first full year (2008) and accelerating beyond

Forward-Looking Statements Relating to TALX Statements in this presentation expressing or indicating the beliefs and expectations of TALX regarding future performance are forward-looking statements including, without limitation, favorable operating trends, anticipated growth in revenue and operating earnings, and any other plans, objectives, expectations and intentions contained in this presentation that are not historical facts. These statements reflect TALX’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. These risks and uncertainties include, without limitation, (1) the risk that TALX’s revenues from The Work Number may fluctuate in response to changes in certain economic conditions such as interest rates and employment trends; (2) risks associated with TALX’s ability to prevent breaches of confidentiality or inappropriate use of data as TALX performs large-scale processing of verifications; (3) risks associated with TALX’s ability to maintain the accuracy, privacy and confidentiality of its clients’ employee data; (4) risks related to TALX’s ability to increase the size and range of applications for The Work Number database and to successfully market current and future services and related to its dependence on third party providers to do so; (5) proceedings by federal and state regulators related to TALX’s business, including the inquiry by the Federal Trade Commission related to TALX’s acquisitions in the unemployment compensation and Work Number businesses; (6) the risk of interruption of TALX’s computer network and telephone operations, including potential slow- down or loss of business as potential clients review TALX’s operations; (7) risks associated with potential challenges regarding the applicability of the Fair Credit Reporting Act or similar law; (8) risks relating to the dependence of the market for The Work Number services on mortgage documentation requirements in the secondary market and the risk that TALX’s revenues and profitability would be significantly harmed if those requirements were relaxed or eliminated; (9) risks related to the applicability of any new privacy legislation or interpretation of existing laws; (10) the risk that TALX’s revenues from unemployment tax management services may fluctuate in response to changes in economic conditions; (11) risks related to changes in tax laws, including the potential for nonrenewal or elimination of the work opportunity, or “WOTC,” and welfare to work, or “WtW,” tax credits; (12) the risk to TALX’s future growth due to its dependence on its ability to effectively integrate acquired companies and capitalize on cross-selling opportunities; and (13) risks relating to doing business with the federal government following TALX’s April 2006 acquisition of Performance Assessment Network, Inc., or “pan.” See “Item 1A. Risk Factors” in Part I of TALX’s Form 10-K for the fiscal year ended March 31, 2006 and Item 1A. of Part II of TALX’s Form 10-Q for the quarter ended June 30, 2006 for a more detailed description of many of these and other risk factors. These risks, uncertainties and other factors may cause TALX’s actual results, performance or achievements to be materially different from those expressed or implied by its forward-looking statements. TALX does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.